SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated May 7, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	03/31/2018	03/31/2017

Gain / Loss attributable to:
Company’s shareholders	11,840,958	2,358,541
Non-controlling interests	347,801	95,614

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Futures Dividends Reserve	-	356,598
Reserve Resolution CNV 609/12	2,700,192	2,700,192
Special Reserve	2,627,076	-
Changes in non controlling interest	(19,784)	(20,298)
Retained earnings	27,319,854	17,837,439
Total attributable to the company's shareholders	33,306,037	21,552,630
Non-controlling interest	1,234,843	893,579
Total Shareholders’ Equity	34,540,880	22,446,209

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	108,801,770	86.34%
Minority Shareholders	17,212,280	13.66%

Below are the highlights for the nine-months period of Fiscal Year 2018 ended March 31, 2018:

  ●
Net income for 9M18 reached ARS 12,188.8 million compared to ARS 2,454.2 million in 9M17 mainly explained by higher results from changes in the fair value of investment properties due the impact of the Argentine tax reform and the effects of the exchange rate on them.

  ●
The Company’s Adjusted EBITDA  for 9M18 reached ARS 2,268.5 million, 17.6% higher than the same period of 2017. Adjusted EBITDA of Malls’ and Office segment reached ARS 2,040.0 million and ARS 275.1 million, increasing by 19.0% and 19.6% respectively.

  ●
The Company's NOI  for 9M18 reached ARS 2,581.0 million, 20.7% higher than the same period of 2017 and adjusted FFO reached ARS 1,525.0 million, increasing by 39.0% compared to 9M17.

  ●
Our shopping centers' sales grew by 24% in 9M18 vs. 9M17 and occupancy reached 98.6%.

  ●
In March 2018,  we acquired a plot of land of 78,000 sqm in La Plata district for USD 7.5 million to develop a mixed-use real estate project.

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A and Ritelco S.A. (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: May 7, 2018